Filed Pursuant To Rule 433

Registration No. 333-209926

April 1, 2016

Gold Futures Speed Lower, Sink by Over $20 on Economic Data

MarketWatch.com

By Myra P. Saefong and Mark DeCambre

Published: Apr 1, 2016 11:44 a.m. ET

Silver tumbles more than 3% after U.S. jobs report

Gold futures tumbled to their lowest level in nearly six weeks Friday after a closely watched jobs report showed that the U.S. added more jobs than economists forecast in March, boosting the dollar.

Gold added to its decline after the Institute for Supply Management said economic activity at U.S. manufacturing companies expanded for the first time in six months.

June gold GCM6, -1.12% dropped $22.50, or 1.8%, to $1,213.10 an ounce. Prices settled $7 higher Thursday to mark a 16.4% gain in the first three months of the year—the best gain in a calendar quarter since 1986.

The Friday slide threatens to push the metal to its lowest settlement level since Feb. 22, when gold finished at $1,210.10 an ounce. For the week, gold is looking at a 0.8% drop, putting it on pace for a fourth weekly decline in a row.

According to Labor Department, the U.S. created 215,000 new jobs in March, showing strength for the economy. Economists polled by MarketWatch had forecast a 203,000 increase in new nonfarm jobs. Although the unemployment rate ticked up to 5% from 4.9%, labor participation—those seeking workers increased, pushing the so-called labor participation rate up to 63%. That is the highest level in two years.

The report may offer the Federal Reserve reason to lift rates. The prospect of higher rates is bullish for the dollar DXY, +0.05% but weighs on assets priced in the currency, like gold. Higher rates also make holding gold, which doesn’t offer a yield, less attractive relative to other yield-bearing assets.

“There is just too much smoke after this [jobs] data,” said Naeem Aslam, chief market analyst at AvaTrade. The Fed will have to take on a wait-and-see stance before deciding to hike interest rates any further, he said.

In the middle of March, the Fed reduced its projections for interest-rate increases to two from four and recent statements from Chairwoman Janet Yellen—which helped reaffirm the central bank’s go-slow approach delivered a jolt to gold prices.

But signs of economic strength could push the central bank to lift rates sooner and with more regularity.

‘Massive’ gold buys for ETF

Meanwhile, the world’s largest gold-backed exchange-traded fund, the SPDR Gold Trust GLD, -0.80% fell 1.4%, set for a loss of 0.3% on the week. But for the first quarter, the ETF jumped 16%.

There have been “massive” purchases of gold for the U.S.-based gold exchange-traded funds, according to Julian Phillips, founder and contributor to GoldForecaster.com.

The SPDR Gold and the iShares Gold Trust IAU, -0.78% ETFs together have taken in over 200 metric tons this year so far, he said. “This is considerably more than any central bank.”

Assets under management for SPDR Gold rose by more than $10 billion in the first quarter, according to Greg Collett, director of investment products at the World Gold Council.

That represented a quarterly gain of 48.7% in AUM, the largest since the first quarter of 2009, the peak of the financial crisis, he said.

Rounding out action in the metals, May silver SIK6, -2.61% also sank after the jobs report, falling 52.9 cents, or 3.4%, at $14.935 an ounce. The gray metal finished the first quarter up 12% on Thursday. Silver is eyeing a 1.7% weekly decline.

May copper HGK6, -0.76% traded at $2.179 a pound, down less than half a cent and poised for a weekly loss of 2.3%. July platinum PLN6, -1.99% dropped $20.50, or 2.1%, to $957 an ounce, still trading around 0.4% higher on the week, while June palladium PAM6, +0.18% edged down $2.50, or 0.4%, to $561.50 an ounce, set for a weekly loss of about 2%.

SPDR® GOLD TRUST has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any Authorized Participant will arrange to send you the prospectus if you request it by calling toll free at 1-866-320-4053 or contacting State Street Global Markets, LLC, One Lincoln Street, Attn: SPDR® Gold Shares, 30th Floor, Boston, MA 02111.